June 9, 2011
Ms. Jeanne Bennett, Reviewing Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

RE:	Brightpoint, Inc.
Form 10-K for year ended December 31, 2010
Filed February 25, 2011
File No. 001-12845
Dear Ms. Bennett,
The purpose of this letter is to respond to the staff’s comments set forth in your letter dated May 27, 2011. For your convenience, we have preceded our response with a copy (in bold type) of the staff’s comments.
Form 10-K for the year ended December 31, 2010
Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 25
Liquidity and Capital Resources, page 45
1.	Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303 (a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.
We considered the impact of cash, cash equivalents and investments held by foreign subsidiaries to our liquidity as of December 31, 2009 and 2010, however we did not, and we currently do not expect to use the repatriation of cash or undistributed earnings of foreign subsidiaries to fund domestic operations such as corporate expenditures or acquisitions. As of December 31, 2010, we had $32.8 million of cash, cash equivalents and investments held by foreign subsidiaries. We did not consider this amount to be material to liquidity to disclose. As of December 31, 2009 and 2010, cash, cash equivalents and investments held by foreign subsidiaries were expected to be

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used to fund operations of the respective subsidiary or to repay intercompany debt that is used to fund working capital requirements.
Financial Statements, page 54
Goodwill, page 63
2.	In future filings please include your accounting policies related to goodwill in the notes to the financial statements. In this regard, please tell us your accounting policy and how the company applies ASC 350-20. Include a discussion of how you applied the second step of the goodwill impairment test in determining the amount of the impairment in 2008. Refer to ASC-350-20-35-14.
In future filings we will disclose our accounting policy related to goodwill as follows: “The Company recognizes goodwill as of an acquisition date and measures goodwill as the excess of (a) the consideration transferred, the fair value of any noncontrolling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over (b) the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but rather tested annually for impairment via a two step test. Step 1 involves calculating the fair value of a reporting unit and comparing the fair value of the reporting unit to its carrying value including goodwill. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company completes step 2 in order to measure the impairment loss. Step 2 involves calculating the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit as determined in Step 1. This implied fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.”
As disclosed in our Form 10-K for the year ended December 31, 2008, during the fourth quarter of 2008, there were severe disruptions in the credit markets and reductions in global economic activity which had significant adverse impacts on stock markets and on the outlook for the wireless industry, both of which contributed to a significant decline in Brightpoint’s stock price and corresponding market capitalization. The result of the first step of the annual goodwill impairment test was that the carrying amount of the net assets allocated to the Europe, Middle East, and Africa (EMEA) reporting unit exceeded the fair market value of those assets. In applying the second step of the goodwill impairment test, we calculated an implied fair value for the EMEA reporting unit based on the market price of similar groups of net assets and the expected investment returns on the group of net assets, resulting in implied goodwill of zero. Thus, the entire amount of goodwill allocated to that reporting unit was deemed to be impaired, which resulted in an impairment charge of $325.9 million. The impairment charge resulted from factors impacted by then current market conditions including: 1) lower market valuation multiples for similar assets; 2)

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higher discount rates resulting from turmoil in the credit and equity markets; and 3) then current cash flow forecasts for the EMEA markets in which we operate.
Note 4. Income Taxes, page 72
3.	Please tell us the amount of accumulated undistributed earnings of your foreign subsidiaries that are considered permanently reinvested and how you calculated the amount. Tell us why you did not provide the disclosure of this amount consistent with ASC 740-30-50-2(b).
Accumulated undistributed earnings of foreign subsidiaries, which are permanently reinvested, were $83.8 million as of December 31, 2010. In future filings, we will disclose the amount of accumulated undistributed earnings of foreign subsidiaries that are permanently reinvested, along with continued disclosure of why no deferred tax liability has been calculated. The calculation of the deferred tax liability is not practicable due to the complexity of determining the probability or timing of repatriations, calculating taxes through multiple parent companies, the impact of local country withholding and income taxes, the determination of the exact form of distribution, the impact of tax elections, the characterization of income for purposes of foreign tax credit and limitations and foreign currency effects.
Note 5. Restructuring, page 74
4.	We note that you expensed $13.4 million, $13.4 million, and $6.2 million for restructuring charges in 2008, 2009 and 2010. Please tell us why the disclosure only addresses changes in 2010. Discuss how you considered the disclosures required by ASC 420-10-50-1 for the restructuring charges in 2008 and 2009. We note that under ASC 420-10-50-1, a company should provide disclosures in the financial statements that include the period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed. Please also refer to SAB Topic 5.P.4.
Our disclosure only addresses charges in 2010 because the restructuring charges in 2008 and 2009 had been previously disclosed, in accordance with ASC 420-10-50-1, in the periods incurred. In future filings we will include the necessary disclosures that relate to prior periods.
Note 11. Shareholders’ Equity, page 77
5.	We note that you recognized a gain of $7.7 million in 2009 for the settlement of an indemnification claim as a result of purchasing 3 million shares of your common stock from NC Holding for $15.5 million. Please tell us how you

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determined the amount of the gain and why you recorded the amount to your statement of operations. Tell us how you considered ASC 505-30.

We acquired Dangaard Telecom from a predecessor of NC Holding in July 2007. The allocation period for that acquisition ended in the third quarter of 2008, and as a result, the indemnification settlement with NC Holding occurred after the allocation period had ended. On the date of the settlement agreement, NC Holding agreed to sell 3 million shares of Brightpoint common stock to us for consideration of $15.5 million. We estimated the fair market value of the shares sold to us to be $23.2 million. We allocated the difference between the cash paid and the fair market value of the shares as the gain related to the settlement of the indemnification claim. ASC 505-30-30-2 states, “An allocation of repurchase price to other elements of the repurchase transaction may be required if an entity purchases treasury shares at a stated price significantly in excess of the current market price of the shares. An agreement to repurchase shares from a shareholder may also involve the receipt or payment of consideration in exchange for stated or unstated rights or privileges that shall be identified to properly allocate the repurchase price.” We determined our purchase of Brightpoint stock from NC Holding at a significant discount to the current market price of the shares involved the receipt of additional consideration in the form of the settlement of an indemnification claim and that the settlement of the claim should be allocated within the repurchase price.

To calculate the fair value of the shares repurchased from NC Holding, we considered the market price of our common stock. Negotiations of a share purchase from NC Holding began on or around September 11, 2009 and continued through when tentative terms were agreed to on or around September 18, 2009. We considered the period leading up to the tentative agreement as appropriately representative of the market price of our common shares. We also assumed a discount for this number of shares to be sold into the open market by using a discount consistent with that used by an investment bank in connection with the offering of shares of Brightpoint stock sold by NC Holding in July 2009. Using this approach, we estimated the fair value for the shares acquired to be $7.73 per share.

The difference between the fair value of the 3 million shares and the repurchase price paid represents the compensation provided to Brightpoint as a result of the settlement. The substance of this portion of the transaction was the settlement of an indemnification claim resulting in the recognition of a gain within the statement of operations.
Note 14. Accounts Receivable Factoring, page 81
6.	Please tell us the significant terms of your factoring arrangement and credit insurance. Discuss the risks under the factoring agreement that you are insuring. Please tell us the amount incurred for insurance in 2008, 2009 and 2010 and where these expenses are reflected in your financial statements.

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We have agreements with unrelated third-parties for the factoring of accounts receivable due from a specific customer in Germany and another customer in Spain in order to reduce the amount of working capital required to fund such receivables. Under both agreements, the transferred receivables are legally isolated from Brightpoint in accordance with ASC 860-10-40-5(a). Under both agreements, the transferee has the right to pledge or exchange the transferred receivables. We do not maintain effective control over the transferred receivables under either of the provisions of ASC 860-10-40-5(c).

We act as the collection agent on behalf of the third party for the arrangement in Spain but not in Germany. However, we do not retain any interest in or servicing liabilities related to the transferred receivables in either Germany or Spain.

Our previous factoring agreement for receivables of our operations in Germany terminated in July 2009. We entered into a new factoring agreement for these receivables in December 2010, which allows up to approximately $30.0 million in factored receivables. When possible, it is our practice to obtain credit insurance from third parties to mitigate credit risk of outstanding accounts receivable. Under the new factoring agreement in Germany, we are required to obtain third party credit insurance on 95% of the transferred receivables in Germany to mitigate the credit risk associated with the customer to the factor. The Company did not have credit insurance for the customer’s transferred accounts receivable in 2008 or 2009. In 2010, €120,000 of expense was recorded in Selling, General and Administrative expense for third party credit insurance for the customer’s transferred accounts receivable.
Item 9A. Controls and Procedures, page 84
7.	We note that management’s conclusion on the effectiveness of disclosure controls and procedures does not include the date of effectiveness whereas management’s conclusion on the effectiveness of internal controls over financial reporting does include the date (December 31, 2010). In future filings, please disclose the date of effectiveness which should be the end of the period covered by the report, consistent with Item 307 of Regulation S-K.

In future filings we will revise the disclosure to include the date of effectiveness of disclosure controls and procedures.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any further questions or comments, please contact me at 317-707-2638.
Sincerely,
Brightpoint, Inc.
/s/ Vincent Donargo
By Vincent Donargo
Executive Vice President, Chief Financial Officer and Treasurer

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